Exhibit 99.1

  PRESS RELEASE

BROOKFIELD RENEWABLE COMPLETES ANNUAL FILINGS

BROOKFIELD, News, February 26, 2016 – Brookfield Renewable Energy Partners L.P. (TSX:BEP.UN)(NYSE:BEP) ("Brookfield Renewable") today announced that it has filed its 2015 annual report, including its audited financial statements for the year ended December 31, 2015, on Form 20-F with the SEC on EDGAR as well as with the Canadian securities regulatory authorities on SEDAR. These documents are also available at www.brookfieldrenewable.com and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, South America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management.

For more information, please visit our website at www.brookfieldrenewable.com or contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com